________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 ENDOGEN, INC.
                           (Name of Subject Company)

                             EWOK ACQUISITION CORP.
                               PERBIO SCIENCE AB
                                  PERSTORP AB
                                   (Bidders)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                  29264J 10 8
                     (CUSIP Number of Class of Securities)

                                MAGNUS LINDQUIST
                            CHIEF FINANCIAL OFFICER
                                  PERSTORP AB
                           SE-284 80 PERSTORP, SWEDEN
                               011-46-435-380-00
                            ------------------------

                                   COPIES TO:
                          PATRICIA KAVEE MELICK, ESQ.
                                 WIGGIN & DANA
                              THREE STAMFORD PLAZA
                          STAMFORD, CONNECTICUT 06911
                                 (203) 363-7600

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                  MAY 27, 1999
        (Date of Event which Requires Filing Statement on Schedule 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE*
------------------------------------------------------------------------------------------------------------------
                     $14,767,882.50                                              $2,953.58
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. This amount assumes the purchase of 3,938,102 shares of Common Stock, par value $0.01 (the 'Shares'), at a price per Share of $3.75 in cash. Such number of Shares represents all the Shares outstanding as of May 26, 1999, plus the number of Shares issuable upon the exercise of all outstanding vested in-the-money options and warrants.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                       FILING PARTY:
FORM OR REGISTRATION NO.:                     DATE FILED:

________________________________________________________________________________

         1     NAMES OF REPORTING PERSONS
               IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Ewok Acquisition Corp.
         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [x]
                                                                                                     (b) [ ]
         3.    SEC USE ONLY
         4.    SOURCE OF FUNDS*
               AF
         5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(e) or 2(f)                                                                      [ ]
         6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Massachusetts
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                       7.    SOLE VOTING POWER                          0
                       8.    SHARED VOTING POWER                        1,259,772
                       9.    SOLE DISPOSITIVE POWER                     0
                      10.    SHARED DISPOSITIVE POWER                   1,259,772
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,259,772
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                           [ ]
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30.3%
        14.    TYPE OF REPORTING PERSON*
               CO


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!



         1.    NAMES OF REPORTING PERSONS
               IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               PerBio Science AB
         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [x]
                                                                                                     (b) [ ]
         3.    SEC USE ONLY
         4.    SOURCE OF FUNDS*
               AF
         5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(e) or 2(f)                                                                      [ ]
         6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Sweden
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                       7.    SOLE VOTING POWER                          0
                       8.    SHARED VOTING POWER                        1,259,772
                       9.    SOLE DISPOSITIVE POWER                     0
                      10.    SHARED DISPOSITIVE POWER                   1,259,772
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,259,772
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                           [ ]
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30.3%
        14.    TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         1.    NAMES OF REPORTING PERSONS
               IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Perstorp AB
         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [x]
                                                                                                     (b) [ ]
         3.    SEC USE ONLY
         4.    SOURCE OF FUNDS*
               WC
         5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(e) or 2(f)                                                                      [ ]
         6.    CITIZENSHIP OR PLACE OF ORGANIZATION
               Sweden
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                      7.    SOLE VOTING POWER                         0
                      8.    SHARED VOTING POWER                       1,259,772
                      9.    SOLE DISPOSITIVE POWER                    0
                     10.    SHARED DISPOSITIVE POWER                  1,259,772
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,259,772
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                           [ ]
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30.3%
        14.    TYPE OF REPORTING PERSON*
               CO

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     On May 27, 1999, PerBio Science AB ('Parent') and EWOK Acquisition Corp., a wholly owned subsidiary of Parent (the 'Purchaser'), entered into a Stockholder Agreement (the 'Stockholder Agreement'), with Owen A. Dempsey, the President and Chief Executive Officer of Endogen, Inc. (the 'Company'), Hayden H. Harris, Chairman of the Board, Charles R. Burke, Christine A. Burns, Avery W. Catlin, Wallace G. Dempsey, Irwin J. Gruverman, G&G Diagnostics Limited Partnership I, Hayden H. Harris Living Trust DTD 3/6/98 and Wolfgang Woloszczuk (collectively, the 'Selling Stockholders'), pursuant to which such Selling Stockholders have agreed to tender to the Purchaser, and the Purchaser has agreed to purchase, all of the shares of Company Common Stock, $.01 par value (the 'Shares'), beneficially owned by them, including 569,600 shares currently outstanding which represent approximately 16% of the Shares issued and outstanding, plus Shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per Share equal to $3.75, provided that such obligation to tender and such obligation to purchase are subject to certain conditions, including the Minimum Condition (as defined in the Offer to Purchase (as hereinafter defined)), having been satisfied and the Purchaser having accepted Shares for payment under the Offer (as hereinafter defined). Pursuant to the Stockholder Agreement, each Selling Stockholder has also executed and delivered a proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such Selling Stockholder to vote such Shares against certain competing transactions, as more fully described in Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements and Confidentiality Agreement' of the Offer to Purchase dated June 2, 1999 (the 'Offer to Purchase'). The Purchaser's right to purchase the Shares subject to the Stockholder Agreement is reflected in Row 11 of each of the tables above. The Stockholder Agreement is described more fully in Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements and Confidentiality Agreement' of the Offer to Purchase.

     In addition, pursuant to the Merger Agreement, the Company has granted the Purchaser an irrevocable option (the 'Purchaser Stock Option') to purchase up to 690,172 Shares, which represents approximately 19.9% of the Company's outstanding Common Stock, at a price per share equal to the Offer price payable in cash. The Purchaser Stock Option may be exercised, in whole or in part, at any time and from time to time after the date on which the Purchaser has accepted for payment the Shares tendered pursuant to the Offer and subject to satisfaction of the Minimum Condition if, but only if, Parent and Purchaser agree to permanently waive the offer conditions set forth in the Merger Agreement. The Purchaser Stock Option is reflected in Row 11 of each of the tables above.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser, Parent and Perstorp AB of beneficial ownership of the Shares subject to the Stockholder Agreement and the Purchaser Stock Option. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Endogen, Inc., a Massachusetts corporation (the 'Company'), which has its principal executive offices at 30 Commerce Way, Woburn, Massachusetts 01801.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares (as defined in the Offer) at a price of $3.75 per Share, net to the seller in cash, without interest thereon (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the 'Introduction' of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares trade and the trading prices thereof for each quarterly period during the past two years during which the Shares were publicly traded, is set forth in Section 6 'Price Range of Shares; Dividends' of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Massachusetts corporation, Parent, a Swedish corporation and Perstorp AB, a Swedish corporation ('Perstorp'). The Purchaser is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Perstorp. Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and Perstorp is set forth in Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent' of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser, Parent and Perstorp are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent' of the Offer to Purchase is incorporated herein by reference. Neither Parent, the Purchaser, Perstorp nor, to the best of their knowledge, any of the persons listed on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 10 'Background of the Offer; Contacts with the Company' and Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 13 'Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLAN OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights' of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 'Effect of the Offer on the Market for the Shares; Nasdaq and Boston Stock Exchange Quotations; Exchange Act Registration; Margin Regulations' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in 'Introduction,' Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent,' Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights'; and
Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements and Confidentiality Agreement' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in 'Introduction,' Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent,' Section 10 'Background of the Offer; Contacts with the Company,' Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights,' Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements and Confidentiality Agreement,' and Section 13 'Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in 'Introduction' and in Section 16 'Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent' of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights' and Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements; and Confidentiality Agreement' of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 'Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 'Effect of the Offer on the Market for the Shares; Nasdaq and Boston Stock Exchange Quotations; Exchange Act Registration; Margin Regulations' and Section 13 'Source and Amount of Funds' is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of May 27, 1999 and related Letter Agreement, among the Purchaser, Parent and the Company, the Stockholder Agreement the Employment Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1), (c)(2), (c)(3) and (c)(4),
respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   -- Offer to Purchase.
(a)(2)   -- Letter of Transmittal.
(a)(3)   -- Notice of Guaranteed Delivery.
(a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)   -- Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)   -- Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)   -- Form of Summary Advertisement.
(a)(8)   -- Text of U.S. Press Release dated May 27, 1999.
(a)(9)   -- Text of Swedish Press Release dated May 27, 1999.
(c)(1)   -- Agreement and Plan of Merger dated as of May 27, 1999 and related Letter Agreement, among the Purchaser,
            Parent and the Company. (Schedules to the Agreement and Plan of Merger are omitted in accordance with applicable regulations of the Commission. Copies of such Schedules will be provided to the Commission upon request.)
(c)(2)   -- Stockholder Agreement dated as of May 27, 1999, among Parent, the Purchaser, Owen A. Dempsey, Hayden H.
            Harris, Charles R. Burke, Christine A. Burns, Avery W. Catlin, Wallace G. Dempsey, Irwin J. Gruverman,
            G&G Diagnostics Limited Partnership I, Hayden H. Harris Living Trust DTD 3/6/98 and Wolfgang Woloszczuk.
(c)(3)   -- Employment Agreement executed May 27, 1999 between the Purchaser and Owen A. Dempsey.
(c)(4)   -- Employment Agreement executed May 27, 1999, between the Purchaser and Christine A. Burns.
(d)      -- None.
(e)      -- Not applicable.
(f)      -- None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999

                                       EWOK ACQUISITION CORP.

                                       By: /s/ ROBB ANDERSON
                                            ....................................
                                           NAME: ROBB ANDERSON
                                           TITLE: PRESIDENT

                                       PERBIO SCIENCE AB

                                       By: /s/ MATS FISCHIER
                                            ....................................
                                           NAME: MATS FISCHIER
                                           TITLE: DIRECTOR

                                       PERSTORP AB
                                       By: /s/ AKE FREDRIKSSON
                                            ....................................
                                           NAME: AKE FREDRIKSSON
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                           OFFICER

                                 EXHIBIT INDEX

    EXHIBIT
     NUMBER                                             DESCRIPTION                                              PAGE
    --------  ------------------------------------------------------------------------------------------------   -----
     (a)(1)  -- Offer to Purchase............................................................................
     (a)(2)  -- Letter of Transmittal........................................................................
     (a)(3)  -- Notice of Guaranteed Delivery................................................................
     (a)(4)  -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.............
     (a)(5)  -- Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.....
     (a)(6)  -- Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification
                Number on Substitute Form W-9................................................................
     (a)(7)  -- Form of Summary Advertisement................................................................
     (a)(8)  -- Text of U.S. Press Release dated May 27, 1999................................................
     (a)(9)  -- Text of Swedish Press Release dated May 27, 1999.............................................
     (c)(1)  -- Agreement and Plan of Merger and related Letter Agreement dated as of May 27, 1999, among the
                Purchaser, Parent and the Company (Schedules to the Agreement and Plan of Merger are omitted in accordance with applicable regulations of the Commission. Copies of such Schedules will be provided to the Commission upon request.)....................................................
     (c)(2)  -- Stockholder Agreement dated as of May 27, 1999, among Parent, the Purchaser, Owen A. Dempsey,
                Hayden H. Harris, Charles R. Burke, Christine A. Burns, Avery W. Catlin, Wallace G. Dempsey,
                Irwin J. Gruverman, G&G Diagnostics Limited Partnership I, Hayden H. Harris Living Trust DTD
                3/6/98 and Wolfgang Woloszczuk...............................................................
     (c)(3)  -- Employment Agreement executed May 27, 1999 between the Purchaser and Owen A. Dempsey.........
     (c)(4)  -- Employment Agreement executed May 27, 1999, between the Purchaser and Christine A. Burns.....